CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

January 16, 2007

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF

Frankfurt Stock Exchange:  DFL

U.S. 20-F Registration:  000-29870

Cream Minerals Confirms Gold-Silver Grades with Dos Hornos Drilling

Cream Minerals Ltd. (TSX-V "CMA") ("Cream" or the "Company") is pleased to report that, its 100% owned Mexican subsidiary, Cream Minerals de Mexico S.A. de C.V., has received assay results for Dos Hornos North Zone diamond drill holes DDH 01 -06 and DDH 02 – 06.  The results demonstrate the continuity of gold-silver grades along strike and depth.

The present diamond drilling is spaced to approximately 100 m intervals along a 500 metre strike length at the north end of the 3,000 metre Dos Hornos Vein System.  Results from the first two diamond drill holes confirm that the mineralization extends to depth, width and length, and carries significant gold-silver values.

Values in hole DDH 01-06 are lower that expected due to poor core recovery (5% to 80%) in quartz-breccia fault zones.  However, better core recovery in hole DDH 02-06 showed excellent gold-silver values over widths (drill lengths) of up to 28 m (91.84 ft) in Vein1 (1.647 g/T gold and 78.88 g/T silver).  Some of the better values included in this are 14 m (45.92 ft) of 0.529 g/T gold and 134.69 g/T silver, while the highest value (19.300 g/T gold and 134.69 g/T silver) occur over a 2 metre (6.56 ft) width from 130.50 to 132.50 m at the bottom of the mineralized section.

ASSAYS SUMMARY:

DDH 01 – 06 WEIGHTED AVERAGE OF DOS HORNOS VEIN 1 – FAULT-BRECCIA ZONE

Description	Sample	From m	To m	Length m	Length ft	Au g/T	Ag g/T
Main Zone	199588 - 92	99.00	109.00	10.00	32.80	0.137	60.16
Including	199590 -92	103.00	109.00	6.00	19.68	0.203	88.33
Including	199591	105.00	107.00	2.00	6.56	0.484	188.00

DDH 02 – 06 WEIGHTED AVERAGE OF DOS HORNOS VEIN 1 – FAULT-BRECCIA ZONE

Description	Sample	From m	To m	Length m	Length ft	Au g/T	Ag g/T
Main Zone	296135 - 48	104.50	132.50	28.00	91.84	1.647	78.88
Including	296135 - 44	104.50	124.50	20.00	65.6	0.373	97.14
Including	296137 - 43	108.50	122.50	14.00	45.92	0.529	134.69
Including	296139 - 43	112.50	122.50	10.00	32.80	0.493	143.36
Including	296140 - 48	114.50	120.50	6.00	19.68	0.432	205.30
Including	296137	108.50	110.50	2.00	6.56	1.050	180.00
and	296140	114.50	116.50	2.00	6.56	0.914	315.80
and	296148	130.50	132.50	2.00	6.56	19.300	130.00

Diamond drilling during 2003, has shown that core assays of mineralized breccia - fault zones, when compared to channel samples taken from similar mineralized breccia - fault zones exposed in old workings and surface trenches, are about 30% to 50 % lower.  This is caused by low core recovery and washing-out of fines by the drill water. See comparative values below.

SURFACE AND MINE CHANNEL SAMPLES ABOVE HOLE DDH 01-06

Channel Samples Surface and old Mine	Sample #	Length m	Length ft	Au g/t	Ag g/t
Trench 1 weighted average	660959 - 63	10.00	32.8	1.219	131.18
including	660961 - 63	6.00	19.68	2.000	194.30
including	660961.00	2.00	6.56	4.452	422.90
Adit 4 all samples weighted average	182192- 208	4.03	13.22	1.83	184.86
Adit 4 average widest Channel Sample	182192 -95	7.20	23.62	2.03	142.94
Adit 1 all samples average	182166 - 84	3.55	11.64	1.883	248.19

SURFACE AND MINE CHANNEL SAMPLES ABOVE HOLE DDH 02-06

Description	Sample	Length m	Length ft	Au g/t	Ag g/t
Trench 2 weathered, Channel Samples	659793 - 99	14.00	45.92	1.822	29.88
including	659793 - 95	6.00	19.68	3.265	50.97
Shaft 5 weighted average all samples	182145 - 65	1.89	6.23	2.979	125.02

DDH 01 – 06 and DDH 02 – 06 confirm the continuity of the mineralized zone along strike and down dip. The mineralized zone appears to open up at depth. See location of holes as referenced in CMA news release dated Wednesday, December 20, 2006, and as attached, or noted on Cream’s website at www.creamminerals.com.  Due to excellent results, Cream will extend the drill program by an additional 2,000 m of drilling.

Mr. Ferdinand (Fred) Holcapek, P. Eng. is supervising the Diamond Drill program and he is the Company's "Qualified Person" for the purpose of National Instrument 43-101.

Frank A. Lang, MA, P. Eng.

President & CEO

For further information please contact:

 Investor Relations

Tel:  (604) 687-4622; Fax:  (604) 687-4212;   Toll Free: 1-888-267-1400;

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

Table of the entire hole drill intercepts for Dos Hornos North Zone  DDH –01-06 & DDH-02-06

DDH 01 – 06  DOS HORNOS VEINS – Including VEIN 1 (Entire Hole)

Description	Sample	From m	To m	Length m	Length ft	Au g/T	Ag g/T
Silica flooding, Qtz vein	199573	69.00	71.00	2.00	6.56	0.015	11.00
Quartz Vein, Fault	199574	71.00	73.00	2.00	6.56	0.015	10.90
	199588	99.00	101.00	2.00	6.56	0.055	21.60
Quartz Vein, breccia, fault	199589	101.00	103.00	2.00	6.56	0.020	14.20
Recovery from 5% to 80%	199590	103.00	105.00	2.00	6.56	0.080	40.10
	199591	105.00	107.00	2.00	6.56	0.484	188.00
	199592	107.00	109.00	2.00	6.56	0.045	36.90

Quartz Stockwork zone 75% Recovery	199598	119.00	121.00	2.00	6.56	0.085	22.60

DDH 02 – 06 DOS HORNOS VEINS – Including VEIN 1 (Entire Hole)

Description	Sample	From m	To m	Length m	Length ft	Au g/t	Ag g/t
Quartz Vein	296125	36.00	37.75	1.75	5.74	0.252	4.00
Quartz Vein	296126	70.00	70.55	0.55	1.80	0.329	3.60
Fault and crushed Breccia	296135	102.50	104.50	2.00	6,56	0.005	14.00
Recovery:
50% Requartz	296135	104.50	106.50	2.00	6.56	0.020	14.00
50%silicified Tuffs	296137	108.50	110.50	2.00	6.56	1.050	180.00
25% quartz - tuff breccia,	296138	110.50	112.50	2.00	6.56	0.125	24.00
	296139	112.50	114.50	2.00	6.56	0.318	67.00
Recovery in Vein Breccia,	296140	114.50	116.50	2.00	6.56	0.914	315.80
Stockwork – Fault Zone 50% to 80%	296141	116.50	118.50	2.00	6.56	0.138	190.00
Tuff plus Quartz frag. 20 % to 80%	296142	118.50	120.50	2.00	6.56	0.245	110.00
	296143	120.50	122.50	2.00	6.56	0.850	34.00
	296144	122.50	124.50	2.00	6.56	0.065	22.00
	296145	124.50	126.50	2.00	6.56	0.020	1.40
	296146	126.50	128.50	2.00	6.56	0.005	0.30
	296147	128.50	130.50	2.00	6.56	0.005	1.30
Quartz Stockwork recovery 100%	296148	130.50	132.50	2.00	6.56	19.300	130.00

DOS HORNOS
TO MINA SAN MIGUEL
SE
NW
2361500 N
2360500 N
521500 E
521500 E
Vein 1
Vein 2
Vein 3
DDH 06 - 06
DDH 01 - 06
DDH 02 - 06
DDH 10- 06
DDH 09- 06
DDH 03 - 06
DDH 04 - 06
DDH 05 - 06
DDH07 -06
DDH 08 - 06
0 m
125 m
250 m
75⁰
70⁰
75⁰
60⁰
75⁰
Mina Crucero
ONCE BOCAS
2361000N
CAMP
2360500 N
LEGEND
Shaft
Trenches
Roads
Fault Zone
Longitudinal Section
Adits
Drill Holes
Creeks
Vein Zones
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS NORTH AND ONCE BOCAS
GENERALIZED PLAN OF VEIN STRUCTURES
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
Jan. 2007

2361200 N
2361100 N
2361000 N
2360900 N
2360800 N
2360700 N
2360600 N
N40W
N35W
N20W
N
1200 m
1100m
1 000 m
900 m
900 m
Road
Road
Road
Road
Road
Road
Arroyo Guadalupana
Pozo 1
Trench 1
Pozo 2
Pozo 3
Adit 2
Adit 1
X-cut Adit 4
Pozo 4
Trench 2
Pozo 5
Sublevels
Arroyo Dos Hornos
Fault Displaces Vein 1 to SW in The HW Side
DDH 08 - 06
DDH 07 - 06
DDH 05 - 06
DDH 17 - 03
DDH 01 - 06
DDH 18 - 03
DDH 02 - 06
DDH 09 - 06
DDH 01 - 03
DDH 10 - 06
DDH 06 - 06
DDH 04 - 06
DDH 03 - 06
LEGEND
NW Trending Faults
NE Trending Faults
DDH 2003 program
DDH 2006 program completed
DDH 2006 program proposed
0
50
100
Scale in m
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS NORTH, VEIN 1
LONGITUDINAL SECTION with Drill Holes
FACING NE
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
Jan 2007